Exhibit 99.65

EXECUTION VERSION

INVESTOR RIGHTS AGREEMENT

dated November 2, 2017

between

GREENSTAR CANADA INVESTMENT LIMITED PARTNERSHIP

and

CANOPY GROWTH CORPORATION

-i-

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT, dated November 2, 2017 (this “Agreement”), is made by and between Greenstar Canada Investment Limited Partnership, a limited partnership existing under the Laws of the Province of British Columbia (“GCILP”) and Canopy Growth Corporation, a corporation existing under the federal Laws of Canada (the “Company”).

RECITALS

A.	On the date hereof, the Company issued to GCILP, on a private placement basis, pursuant to a subscription agreement dated October 27, 2017 (the “Subscription Agreement”): (i) 18,876,901 Common Shares; and (ii) 18,876,901 common share purchase warrants representing the right to purchase up to 18,876,901 Common Shares (the “Warrants”), for an aggregate purchase price of C$244,990,084.25 (the “Investment”).

B.	GCILP and the Company now wish to enter into this Agreement to record their agreement as to the manner in which the Company’s affairs shall be conducted and to grant to GCILP certain rights with respect to its beneficial ownership of Common Shares upon and following completion of the Investment (the “Closing”).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Certain Defined Terms

The following capitalized terms used in this Agreement shall have the meanings set forth below:

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) issued under the CDSA.

“Affiliate” means, with respect to any Person, any Person now or hereafter existing, directly or indirectly, Controlled by, Controlling, or under common Control with, such Person, whether on or after the date hereof.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Ancillary Agreements” means all agreements, certificates and other instruments delivered pursuant to this Agreement.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, (a) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law and/or (b) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively, the “Law”) relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

“Audit Package” means all materials prepared for and delivered to the Company’s Audit Committee relating to the approval of the Company’s annual and quarterly financial statements and MD&A.

“Board” means the board of directors of the Company from time to time.

“Board Observer” has the meaning ascribed to such term in Section 2.1.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Smiths Falls, Ontario are authorized or required by Law to close. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Cannabis” has the meaning ascribed to it pursuant to any Applicable Law, including the CDSA, the ACMPR, and, if, as and when the Cannabis Act comes into force, the Cannabis Act.

“Cannabis Act” means Bill C-45 “An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts” (Canada), as amended from time to time and as the same may come into force.

“CDSA” means the Controlled Drugs and Substances Act (Canada).

“Claim” means any cause of action, action, claim, demand, lawsuit, audit, proceeding or arbitration, including, for greater certainty, any proceeding or investigation by a Governmental Authority.

[Definitions in respect of a redacted provision omitted].

“Closing” has the meaning ascribed to such term in the Recitals.

“Closing Date” means the date on which the Closing takes place.

“Commercialization Agreement” means the Commercialization Agreement between GCILP and the Company to be dated as of the Closing Date.

“Common Share” means a common share in the capital of the Company or such other shares or other securities into which such common share is converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Company” has the meaning ascribed to such term in the Preamble.

“Confidential Information” means any and all information about the Discloser or any of its Affiliates which is furnished by it or any of its Representatives to the Recipient or any of its Affiliates, whenever furnished and regardless of the manner in which it is furnished (orally, in writing, electronically, etc.) and includes all Information, including information regarding the business and affairs of the Discloser and its Affiliates, their plans, strategies, operations, financial information (whether historical or forecasted), business methods, systems, practices, analyses, compilations, forecasts, studies, designs, processes, procedures, formulae, improvements, trade secrets and other documents and information prepared or furnished by the Discloser, an Affiliate of the Discloser or any of their Representatives; provided, however, that Confidential Information shall not include, and no obligation under Section 4.5 shall be imposed on, information that: (a) was known by or in the Recipient’s possession before disclosure by or on behalf of the Discloser; (b) is or becomes generally known within either Party’s industry other than as a result of a breach of this Agreement by the Recipient, its Affiliates or their Representatives; (c) is or becomes available to the Recipient or its Affiliates on a non-confidential basis from a third party, provided that such third party is not and was not prohibited from disclosing such information; or (d) is independently developed by the Recipient or its Affiliates without reference to or use of the Confidential Information of the Discloser. Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the Recipient merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the Recipient. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the Recipient merely because individual elements of such Confidential Information are in the public domain or in the possession of the Recipient unless the combination and its principles are in the public domain or in the possession of the Recipient.

“Control” means:

(a)	in relation to a corporation, the direct or indirect beneficial ownership at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of the Company where such voting rights are sufficient to elect a majority of the directors of the Company;

(b)	in relation to a Person that is a partnership, limited liability company or joint venture, the direct or indirect beneficial ownership at the relevant time of more than 50% of the ownership interests of the partnership, limited liability company or joint venture in circumstances where it can reasonably be expected that the Person can direct the affairs of the partnership, limited liability company or joint venture; and

(c)	in relation to a trust, the direct or indirect beneficial ownership at the relevant time of more than 50% of the property settled under the trust;

and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; the Person who directly or indirectly Controls a Controlled Person or entity shall be deemed to Control a corporation, partnership, limited liability company, joint venture or trust which is Controlled by the Controlled Person or entity, and so on.

“Controlled Substances Act” means the Controlled Substances Act of the United States, 21 U.S.C. § 801 et seq.

“Convertible Security” means a security of the Company that is convertible or exercisable into or exchangeable for Common Shares, but excludes (a) an Incentive Security, (b) a Special Option, (c) a Right, and (d) the Pre-Emptive Right.

“DEA” has the meaning ascribed to such term in Schedule C to this Agreement.

“DEA License” has the meaning ascribed to such term in Schedule C to this Agreement.

“Discloser” means the Party or its Affiliate that discloses its Confidential Information to the other Party or its Affiliate (provided that providing information directly to an Affiliate of a Party shall be deemed to be a provision of such information to such Party).

“Disclosure Record” means all documents publicly filed by the Company on the System for

Electronic Document Analysis and Retrieval (SEDAR) under applicable Securities Laws.

“Exercise Notice” has the meaning ascribed to such term in Section 3.2(b).

“GCILP” has the meaning ascribed to such term in the Preamble.

“GCILP Group” means GCILP and/or any of its Affiliates, and which, for greater certainty, includes Constellation Brands, Inc.

“Governmental Authority” means:

(a)	any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b)	any domestic or foreign agency, authority, ministry, department, regulatory authority, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government, including: (i) Health Canada and other applicable regulatory authorities with oversight of the Cannabis industry and any business or operations within the Cannabis industry generally; (ii) the United States Alcohol and Tobacco Tax and Trade Bureau; and (iii) the United States Department of Justice;

(c)	any court, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and/or

(d)	the TSX and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities.

“Holder” means GCILP or such Person designated by GCILP from time to time.

“IFRS” means International Financial Reporting Standards applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles in Canada.

“Incentive Security” means an option or other security of the Company convertible or exercisable into or exchangeable for Common Shares granted pursuant to any Share Incentive Plan.

“Information” means: (a) know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures); (b) computer software, inventions, designs and other industrial or intellectual property of any nature whatsoever;

(c) any information of a scientific, technical, or business nature; (d) pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data and stability data; (e) process, horticultural and development information, results and data; (f) research, developmental, and demonstration work; (g) data and data files; and (h) all other information, methods, processes, formulations and formulae. Information: (x) may be embodied in or on any media, including hardware, software and/or documentation; (y) includes inventions, insofar as such inventions do not fall within the definition of Intellectual Property Rights; and (z) may include elements of public or non-proprietary information, provided that the compilation of such public or non-proprietary information with or without other proprietary information results in such compilation being considered as proprietary to the Person compiling such information.

“Intellectual Property Rights” means all intellectual property rights as recognized under the Applicable Laws of Canada, the United States of America and other countries or jurisdictions, including rights in and to Patents, Trademarks, copyrights, industrial designs and other intellectual property, and shall include all applications or registrations, including any renewals and extensions thereof and amendments thereto, and rights to apply in any or all countries of the world for such registrations and applications, rights to bring a Claim, at law or in equity or otherwise, for any past, present and/or future infringement, violation or misappropriation, rights and privileges arising under Applicable Laws and other industrial or intellectual property rights of the same or similar effect or nature in any jurisdiction relating to the foregoing throughout the world and all goodwill associated therewith.

“Investment” has the meaning ascribed to such term in the Recitals.

“MD&A” has the meaning ascribed to such term in Section 4.1.

“NASDAQ” means, individually or collectively, The NASDAQ Stock Market, The NASDAQ Global Market, The NASDAQ Global Select Market and The NASDAQ Capital Market (or any successor entities thereto) and any other exchange now or later existing under the Control of The NASDAQ OMX Group, Inc.

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Original Percentage” means the percentage equivalent to the quotient obtained when (a) the aggregate number of issued and outstanding Common Shares beneficially owned by the GCILP Group is divided by (b) the aggregate number of issued and outstanding Common Shares, in each case, immediately prior to a Triggering Event, and, for the avoidance of doubt, such calculation shall be made on a non-diluted basis and shall not include Common Shares underlying unexercised Convertible Securities, including the Warrant.

“Parties” means GCILP, the Company and any other person that becomes a Party hereto pursuant to Section 7.6, and a “Party” means any one of them.

“Patents” means: (a) patent applications and issued patents therefor and equivalent rights under the Patent Act (Canada) and the Patent Act (United States), including (i) utility models, originals, provisionals, divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part, continuing prosecution applications, requests for continuing examinations and extensions and applications for the foregoing; and (ii) patent applications and issued patents for plant patents; (b) applications and issued registrations for plant varietals, including applications and registrations under the Plant Variety Protection Act (United States) and the Plant Breeders’ Rights Act (Canada); (c) national and multinational counterparts of such patent and plant varietal applications and issued patents or registrations applied for or registered in any and all countries of the world; (d) all rights to apply in any or all countries of the world for such applications and issued patents or registrations including all rights provided by multinational treaties or conventions for any of the foregoing; and (e) inventions and plant varietals described in any such applications and issued patents or registrations, including those that are included in any claim, capable of being reduced to a claim or could have been included as a claim in any such pending patent applications and issued patents.

[Definition in respect of redacted information omitted].

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Pre-Emptive Right” means the right of GCILP to purchase the Pre-Emptive Right Securities from the Company in accordance with Article 3.

“Pre-Emptive Right Closing” means the closing from time to time of the issue of the Pre-Emptive Right Securities under the Pre-Emptive Right.

“Pre-Emptive Right Securities” has the meaning ascribed to such term in Section 3.1(a).

“Privilege” has the meaning ascribed to such term in Section 4.6.

“Purchase Price” has the meaning ascribed to such term in Section 3.1(b).

“Purpose” has the meaning ascribed to such term in Section 4.5(a).

“Recipient” means the Party or its Affiliate that receives Confidential Information from the other Party or its Affiliate (provided that the receipt of information by an Affiliate of a Party shall be deemed to be the receipt of such information by such Party).

“Representatives” means a Party’s and its Affiliates’ lawyers, independent accountants, financial advisors or other agents, bankers or rating agencies.

“Right” means a right granted by the Company to holders of Common Shares to purchase additional Common Shares and/or other securities of the Company.

“Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or securities regulatory authorities of Canada and of each of the provinces and territories of Canada.

“Share Incentive Plan” means any plan of the Company in effect from time to time pursuant to which Common Shares may be issued, or options or other securities convertible or exercisable into or exchangeable for Common Shares may be granted, to directors, officers, employees, and/or consultants, of the Company and/or its Subsidiaries.

“Special Option” means an option or other security granted by the Company which is convertible or exercisable into or exchangeable for Common Shares for nominal or indeterminate consideration, and includes an over-allotment option or similar option granted to one or more underwriters in connection with a public offering of securities of the Company, but excludes (a) an Incentive Security, (b) a Right, and (c) the Pre-Emptive Right.

“Standard Financial Report” means financial information prepared by senior management of the Company, detailed in a form consistent with the reporting template used by the Company at the relevant time, prepared on a basis consistent with the Company’s financial statements for such period in the Disclosure Record, which will include a consolidated statement of financial position, consolidated statement of operations and consolidated statement of cash flows, each of which is substantially in the format disclosed in the Company’s publicly issued financial statements for such fiscal year in the Disclosure Record.

“Subscription Agreement” has the meaning ascribed to such term in the Recitals.

“Subsidiary” has the meaning ascribed to such term in National Instrument 45-106 – Prospectus Exemptions.

“Trademarks” means trade or brand names, business names, trademarks, service marks, certification marks, logos, slogans, corporate names, uniform resource locators, domain names, trading styles, commercial symbols and other source and business identifiers, trade dress, distinguishing guises, tag lines, designs and general intangibles of like nature, whether or not registered or the subject of an application for registration and whether or not registrable and all goodwill associated therewith.

“Transaction Agreements” means this Agreement, the Subscription Agreement and the Commercialization Agreement.

“Triggering Event” means the issue of Common Shares and/or Convertible Securities by the

Company, whether by way of public offering or private placement and, for greater certainty, includes any issue of Common Shares on the exercise, conversion or exchange of any Special Option, but excludes any issue of Common Shares and/or Convertible Securities:

(a)	on the exercise, conversion or exchange of Convertible Securities issued prior to the date hereof, including for greater certainty, the exercise of the Warrants, or on the exercise, conversion or exchange of Convertible Securities issued after the date hereof in compliance with the terms of this Agreement;

(b)	pursuant to any Share Incentive Plan;

(c)	on the exercise of any Right;

(d)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Company;

(e)	in connection with bona fide acquisitions (including acquisitions of assets or rights under a license or otherwise), mergers or similar business combination transactions undertaken and completed by the Company;

(f)	on any exercise of the Pre-Emptive Right; or

(g)	pursuant to any stock dividend, stock split, share consolidation, share reclassification, reorganization, amalgamation, arrangement or merger involving the Company or any other similar event that affects all Common Shares in an identical manner.

“Triggering Event Closing Date” means the date on which a Triggering Event occurs.

“Triggering Event Notice” has the meaning ascribed to such term in Section 3.2(a).

“Triggering Event Price” means, in respect of an issue of Common Shares and/or Convertible Securities by the Company for cash consideration pursuant to a Triggering Event, the purchase price per Common Share and/or Convertible Security to be paid for such Common Shares and/or Convertible Securities by purchasers other than GCILP and means, in respect of an issue of Common Shares and/or Convertible Securities for consideration other than cash consideration pursuant to a Triggering Event, the price per Common Share and/or Convertible Security, as determined by the Board acting in good faith, that would have been received by the Company had such Common Shares and/or Convertible Securities been issued for cash consideration.

“TSX” means the Toronto Stock Exchange.

“Warrants” has the meaning ascribed to such term in the Recitals.

ARTICLE 2

CORPORATE GOVERNANCE

2.1 Board Observer Rights

The Holder shall have the right to designate an individual as an observer to the Board (the “Board Observer”). The Board Observer shall be entitled to: (i) receive notice of and to attend meetings of the Board; (ii) take part in discussions and deliberations of matters brought before the Board; (iii) receive notices, consents, minutes, documents and other information and materials that are sent to members of the Board; and (iv) receive copies of any written resolutions proposed to be adopted by the Board, including any resolution as approved, each at substantially the same time and in substantially the same manner as the members of the Board, except that the Board Observer shall not be entitled to vote on any matters brought before the Board. The Board Observer shall not be entitled to any compensation from the Company; provided, however that all reasonable expenses of the Board Observer shall be reimbursed by the Company.

2.2 Board Committees

During the term of this Agreement, the Holder shall have the right to designate a Board Observer to serve as an observer of each committee established by the Board. For greater certainty, if, at any time, a special committee, a strategic advisory committee or other similarly constituted committee of the Board is constituted, including for the purposes of reviewing, considering or evaluating regulatory issues, strategic initiatives or any material transactions involving the Company and/or its Subsidiaries, the Board Observer shall have the right to serve as an observer on such committee.

ARTICLE 3

PRE-EMPTIVE RIGHTS OF GCILP

3.1 General Provisions

(a)	During the term of this Agreement, the Company hereby grants to GCILP the right to purchase, directly or indirectly by another member of the GCILP Group, from time to time upon the occurrence of any Triggering Event up to such number of Common Shares and/or Convertible Securities issuable in connection with the Triggering Event on the same terms and conditions as those issuable in connection with the Triggering Event (the “Pre-Emptive Right Securities”) which will, when added to the Common Shares beneficially owned by the GCILP Group immediately prior to the Triggering Event, result in the GCILP Group beneficially owning the Original Percentage after giving effect to the issue of all Common Shares to be issued or issuable (pursuant to the exercise, conversion or exchange of Convertible Securities) in connection with the Triggering Event. In the event that a Triggering Event consists of an issue of both Common Shares and Convertible Securities, the Pre-Emptive Right Securities shall be allocated to GCILP between Common Shares and Convertible Securities on the same pro rata basis as are allocated to subscribers of the Triggering Event.

(b)	In respect of each exercise of the Pre-Emptive Right, the purchase price per Pre- Emptive Right Security (the “Purchase Price”) shall be equal to the greater of the Triggering Event Price and such price as may be prescribed by any securities regulator or stock exchange having jurisdiction over the issue of the Pre-Emptive Right Securities to GCILP or another member of the GCILP Group.

(c)	Each of the Parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Article 3, including obtaining any governmental, regulatory, stock exchange or other consents, transfers, orders, qualifications, waivers, authorizations, exemptions and approvals, providing all notices and making all registrations, filings and applications necessary or desirable for the consummation of the transactions contemplated by this Article 3, including any filings with governmental or regulatory agencies and stock exchanges. The Company shall forthwith notify GCILP if as a condition of obtaining any applicable regulatory approvals, including securities regulatory and stock exchange approval, the Purchase Price must be an amount greater than the Triggering Event Price and shall keep GCILP fully informed and allow GCILP to participate in any communications with such stock exchange regarding the exercise of the Pre-Emptive Right.

(d)	Except as otherwise specifically provided in this Article 3, each Party shall bear its own expenses incurred in connection with this Article 3 and in connection with all obligations required to be performed by each of them under this Article 3.

(e)	The Parties shall, subject to their respective legal obligations and Applicable Law, consult with each other, and use reasonable efforts to agree upon the text of any written press release relating to this Article 3 or the transactions contemplated hereby, before issuing any such press release.

(f)	GCILP shall not be entitled to exercise the Pre-Emptive Right in respect of any offering in which the Holder exercises its registration rights under Schedule A.

3.2 Exercise of Pre-Emptive Right

(a)	During the term of this Agreement, the Company shall provide to GCILP written notice (a “Triggering Event Notice”) as soon as practicable (i) following a determination by the Company to effect a Triggering Event, other than a Triggering Event that arises as a result of the exercise of a Special Option and (ii) following the exercise of a Special Option. Each Triggering Event Notice shall include the number of Pre-Emptive Right Securities which GCILP shall be entitled to purchase as a result of the applicable Triggering Event, a calculation demonstrating how such number was determined, the Triggering Event Price and the anticipated Triggering Event Closing Date and the terms and conditions of the Pre-Emptive Right Securities, if other than Common Shares. The Company shall also give GCILP notice as promptly as practicable following the grant of a Special Option.

(b)	Subject to the provisions of this Agreement, the Pre-Emptive Right shall, in each instance, be exercisable by GCILP at any time (i) during a period of 20 days following receipt of a Triggering Event Notice in accordance with Section 3.2(a) if the gross proceeds of such Triggering Event are equal to or greater than $90 million; and (ii) during a period of 12 days following receipt of a Triggering Event Notice in accordance with Section 3.2(a) if the gross proceeds of such Triggering Event are less than $90 million, provided that if GCILP wishes to exercise the Pre-Emptive Right, GCILP shall deliver an irrevocable notice (an “Exercise Notice”) in writing addressed to the Company confirming that it wishes to exercise the Pre-Emptive Right in respect of such Triggering Event, specifying the number of Pre-Emptive Right Securities that it will purchase and the member(s) of the GCILP Group to whom such Pre-Emptive Right Securities are to be issued, if other than GCILP. If the Company does not receive an Exercise Notice in respect of a Triggering Event Notice within the applicable period set out above, GCILP shall be deemed to have not exercised the Pre-Emptive Right in respect of the Triggering Event to which such Triggering Event Notice relates and the Pre-Emptive Right shall be deemed to have expired in respect of such Triggering Event.

(c)	Subject to Applicable Law, the Pre-Emptive Right Closing of the issue of the Pre-Emptive Right Securities shall occur on the Triggering Event Closing Date or such later date as the Parties may agree upon.

(d)	The obligation of the Company to consummate the sale of the Pre-Emptive Right Securities under this Article 3 is subject to the fulfilment, prior to or at the Pre-Emptive Right Closing, of each of the following conditions, any of which may be waived by the Company in writing:

(i)	there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Article 3 nor shall there be any investigation or proceeding pending before any court or governmental authority seeking to prohibit the consummation of the transactions contemplated by this Article 3;

(ii)	no Applicable Law shall have been enacted by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Article 3 or makes such consummation illegal;

(iii)	the closing of the issue and sale of the securities constituting the Triggering Event shall have occurred prior to, or shall occur concurrently with, the Pre-Emptive Right Closing;

(iv)	any member of the GCILP Group purchasing Pre-Emptive Right Securities shall execute financing agreements in the same form as the agreements being entered into by other participants in such Triggering Event, which, for greater certainty, shall include confirmation that such member of the GCILP Group is an accredited investor or its equivalent under Applicable Laws or is otherwise eligible to purchase Pre-Emptive Right Securities pursuant to an exemption from applicable prospectus and registration requirements; and

(v)	any stock exchange upon which the Common Shares are then listed and any other securities regulator having jurisdiction and whose approval is required, shall have approved the issue and sale of such Pre-Emptive Right Securities.

(e)	The obligation of GCILP to consummate the purchase of the Pre-Emptive Right Securities under this Article 3 is subject to the fulfilment, prior to or at the Pre-Emptive Right Closing, of each of the following conditions, any of which may be waived by GCILP in writing:

(i)	there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Article 3, nor shall there be any investigation or proceeding pending before any court or governmental authority seeking to prohibit the consummation of the transactions contemplated by this Article 3;

(ii)	no Applicable Law shall have been enacted by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Article 3 or makes such consummation illegal;

(iii)	the closing of the issue and sale of the securities constituting the Triggering Event shall have occurred prior to, or shall occur concurrently with, the Pre-Emptive Right Closing; and

(iv)	any stock exchange upon which the Common Shares are then listed and any other securities regulatory having jurisdiction and whose approval is required, shall have approved of the issue and sale of such Pre-Emptive Right Securities.

(f)	At or prior to the time of the Pre-Emptive Right Closing,

(i)	The Company shall deliver, or cause to be delivered, to GCILP the Pre-Emptive Right Securities registered in the name of or otherwise credited to GCILP or such member of the GCILP Group as is designated in writing by it;

(ii)	GCILP shall deliver or cause to be delivered to the Company payment of the Purchase Price by certified cheque or wire or other electronic funds transfer; and

(iii)	the Parties shall deliver any documents required to evidence the requirements set out in Section 3.2(d) and Section 3.2(e).

3.3 No Obligations Unless Pre-Emptive Right Exercised

Nothing herein contained or done pursuant hereto shall obligate GCILP to purchase or pay for, or shall obligate the Company to issue, the Pre-Emptive Right Securities except upon the exercise by GCILP of the Pre-Emptive Right in accordance with the provisions of this Article 3 and compliance with all other conditions precedent to such issue and purchase contained in this Article 3.

3.4 No Rights As Holder of Pre-Emptive Right Securities

GCILP shall not have any rights whatsoever as a holder of any of the Pre-Emptive Right Securities (including any right to receive dividends or other distributions therefrom or thereon) until GCILP shall have acquired the Pre-Emptive Right Securities.

3.5 Registration Rights

The Holder shall have, and be entitled to exercise, the registration rights set forth in Schedule A.

ARTICLE 4

INFORMATION RIGHTS; INSPECTION RIGHTS

4.1 Annual and Quarterly Financial Information

The Company agrees that, with respect to any fiscal quarter or fiscal year during the term of this Agreement, the Company shall deliver to GCILP as promptly as practicable: (i) drafts of the Audit Package relating to the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations (“MD&A”), (ii) the Audit Package relating to the Company’s financial statements and MD&A no later than the time such package is sent to the Company’s Audit Committee and (iii) the version of the Company’s financial statements and MD&A that are approved by the Company’s Audit Committee for any fiscal quarter or fiscal year, including, in the case of audited annual financial statements, the opinion on the audited annual financial statements by the Company’s independent certified public accountants.

4.2 Additional Information Rights

During the term of this Agreement, the Company shall deliver to GCILP:

(a)	as promptly as practicable after the end of each month, but in any event within 30 days after the end of each such month, a copy of the Standard Financial Report for such month;

(b)	as promptly as practicable, but in any event at least 60 days prior to the commencement of each fiscal year of the Company, a copy of the proposed annual budget for the Company and its Subsidiaries which, for greater certainty, is consistent in terms of level of detail with the Company’s proposed annual budget in prior fiscal years and which shall include a reasonably detailed capital expenditure budget and operating budget for the Company;

(c)	immediately following receipt thereof, a copy of any notice, letter, correspondence or other communication from a Governmental Authority or any litigation proceedings or filings involving the Company, in each case, in respect of the Company’s potential, actual or alleged violation of any and all Laws applicable to the business, affairs and operations of the Company and its Subsidiaries anywhere in the world, and any responses by the Company in respect thereto;

(d)	immediately following delivery to the Company, any and all internal reports, consulting reports, audit reports or other reports (whether prepared internally or by third parties) related to any review, consideration or evaluation of the effectiveness of the Company’s internal compliance programs and processes and controls related thereto;

(e)	any information relating to material transactions or material expenditures of the Company; and

(f)	such other financial and business information relating to the Company as GCILP may reasonably request from the Company from time to time.

4.3 Inspection Rights

During the term of this Agreement, the Company shall provide GCILP, its designees and its representatives with reasonable access upon reasonable notice during normal business hours, to the Company’s and its Subsidiaries’ books and records and executive management so that GCILP may conduct reasonable inspections, investigations and audits relating to the information provided by the Company pursuant to this Article 4, as well as to the internal accounting controls and operations of the Company and its Subsidiaries.

4.4 Maintenance of Internal Controls

The Company shall, and shall cause each of its Subsidiaries to: (a) make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and such Subsidiaries; and (b) devise and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary: (A) to permit preparation of financial statements in conformity with IFRS or any other criteria applicable to such statements and (B) to maintain accountability for assets.

4.5 Confidentiality

Subject to any rights granted pursuant to any of the Transaction Agreements, including the Intellectual Property Rights granted under the Commercialization Agreement:

(a)	the Recipient shall not use Confidential Information for any purpose other than to: (i) monitor GCILP’s investment in the Company; and (ii) as contemplated by Section 8.1 of the Commercialization Agreement (collectively, the “Purpose”);

(b)	the Recipient shall hold the Confidential Information in confidence, and shall not disclose the Confidential Information to third parties without the prior written consent of the Discloser. The Recipient shall restrict disclosure of the Confidential Information to its and its Affiliates’ directors, officers, employees and Representatives who have a need to know the Confidential Information for the Purpose.

(c)	Notwithstanding anything in this Section 4.5 to the contrary, no consent of the Discloser shall be required for the Recipient to disclose Confidential Information of the Discloser if such disclosure is required by Applicable Law, including, for greater certainty, the rules of any stock exchange upon which securities of the Recipient or any of its Affiliates are traded, provided that the Recipient shall use commercially reasonable efforts to give prior written notice to the Discloser and a reasonable opportunity for the Discloser to review and comment on the requisite disclosure before it is made. Further, in the event the Recipient is requested or required (including by interrogatories, subpoena or similar process) to disclose any Confidential Information of the Discloser, the Recipient shall provide the Discloser with prompt written notice of such request (if legally permitted) so the Discloser may consider whether it wishes to seek an appropriate protective order. In the absence of a protective order, the Recipient shall disclose only such Confidential Information as is legally required and shall use commercially reasonable efforts to ensure the confidentiality of any such Confidential Information that is disclosed; and

(d)	each Party’s obligations under this Section 4.5 shall survive for a period of two years following the date of termination of this Agreement; provided, however, that each Party’s obligations with respect to any Confidential Information that constitutes a trade secret shall continue until such Confidential Information no longer constitutes a trade secret under Applicable Law.

4.6 Privilege

The provision of any information pursuant to this Article 4 shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privileges (a “Privilege”).

ARTICLE 5

COVENANTS

5.1 Covenants of the Company

During the term of this Agreement, the Company hereby covenants and agrees as follows:

(a)	the Company shall comply with:

(i)	all Applicable Laws (other than Applicable Laws of the United States) in all material respects, including, to the extent applicable, the CDSA, the Cannabis Act, if in force at the applicable time, any and all Laws prescribed by and in respect of the ACMPR and all other Laws (other than Laws applicable to the United States) relating to Cannabis which are applicable to the Company’s business, affairs and operations, and, including for greater certainty, the rules of the TSX and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities; and

(ii)	all Applicable Laws of the United States in all respects, including, to the extent applicable, the Controlled Substances Act and all other Laws relating to Cannabis which are applicable to the Company’s business, affairs and operations in the United States, and, including for greater certainty, the rules of the TSX and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities;

(b)	[Confidential covenant redacted];

(c)	subject to Section 5.1(b), the Company shall only carry on any business, affairs or operations or maintain any activities in Canada and other markets to the extent such business, affairs and operations are lawful in such markets or become lawful in such markets after the date hereof;

(d)	the Company shall deliver to GCILP, as promptly as practicable, but in any event no later than 15 days after the end of each month, a compliance certificate executed by a senior officer of the Company, in the form attached to this Agreement as Schedule B;

(e)	the Company shall comply in all respects with its internal compliance programs designed to detect and prevent violations of any Applicable Laws related to the Cannabis industry and shall periodically review and update its internal compliance programs to account for any changes in Laws applicable to the Company’s business, affairs or operations;

(f)	the Company shall, on at least a quarterly basis, require and supervise internal personnel and third party consultants to perform routine audits to test the effectiveness of the Company’s internal compliance programs and processes and controls related thereto;

(g)	the Company shall promptly provide GCILP with written notice of, and deliver to GCILP immediately following the delivery thereof to the applicable Governmental Authority, a copy of any mandatory reporting required to be made by the Company to a Governmental Authority (other than any filing made by the Company with any securities regulatory authority in satisfaction of the Company’s continuous disclosure obligations pursuant to National Instrument 51-102 – Continuous Disclosure Obligations);

(h)	the Company shall promptly notify and consult GCILP in connection with: (i) any and all matters relating to any potential, actual or alleged violation of, or non-compliance with, Laws applicable to the United States; (ii) any and all material matters relating to any violations of, or non-compliance with, any Laws other than Laws applicable to the United States; and (iii) any and all matters relating to any violations of, or non-compliance with, any Laws other than Laws applicable to the United States which could reasonably be expected to result in fines or penalties against the Company or otherwise result in a material adverse effect on the Company’s business, affairs and operations, and, for greater certainty, consultation for these purposes shall include the right of GCILP to participate in all decisions to be made by the Company relating to whether purported or alleged violations or instances of non-compliance will be challenged and how such violations or instances of non-compliance will be remediated, provided that, for greater certainty, the Company shall make all such decisions in its discretion, acting reasonably, after having received any input provided by GCILP in a timely fashion;

(i)	the Company shall provide and continue to provide sufficient training to employees responsible for the Company’s internal compliance programs, including informing them of all Applicable Laws, including, to the extent applicable, the Controlled Substances Act, the CDSA, the Cannabis Act, if in force at the applicable time, any and all Laws prescribed by and in respect of the ACMPR and all other Laws relating to the Cannabis industry which are applicable to the Company’s business, affairs and operations, and any changes thereto;

(j)	the Company shall, on at least an annual basis, provide GCILP with a list of employees and third party consultants responsible for the Company’s internal compliance programs and processes and controls related thereto, including details regarding the qualifications of such employees and third party consultants and, if requested by GCILP, such further information as may be reasonably requested by GCILP from time to time to demonstrate that such employees are properly trained and fully familiar with: (i) the Laws relating to the Cannabis industry which are applicable to the Company’s business, affairs and operations; and (ii) the Company’s internal compliance programs and processes and controls related thereto, in each case, so as to permit GCILP to demonstrate due diligence and compliance with its obligations under Applicable Law in the United States;

(k)	[Confidential covenant redacted]; and

(l)	[Confidential covenant redacted].

5.2 Covenants of GCILP

(a)	Unless prohibited by applicable Securities Laws, the GCILP Group shall have the right, at any time and from time to time, to directly or indirectly acquire Common Shares: (i) on the TSX or such other stock exchange, marketplace or trading market on which the Common Shares are then listed; or (ii) through private transactions with existing holders of Common Shares, provided that, in either case, during the term of this Agreement, GCILP provides the Company with written notice of such transaction(s) as promptly as practicable, but in any event, no later than 24 hours following completion of such transaction(s).

(b)	GCILP hereby acknowledges and agrees that it is aware that applicable Securities Laws prohibit any Person who has material non-public information concerning the Company or a proposed transaction involving the Company from purchasing or selling securities of the Company or from communicating such information to any other Person, and GCILP covenants to comply, at all times, with such applicable Securities Laws.

ARTICLE 6

TERMINATION; SURVIVAL

6.1 Termination

Subject to Section 6.2, the term of this Agreement shall commence on the date hereof and shall continue in force until the earliest to occur of:

(a)	the date after which the GCILP Group no longer beneficially owns at least 15,101,520 Common Shares (subject to adjustment in the event of any share split, share consolidation, recapitalization or other similar transaction with respect to the Common Shares); and

(b)	the date on which this Agreement is terminated by the mutual consent of the Parties.

6.2 Survival

Notwithstanding Section 6.1 of this Agreement, Section 4.5 (Confidentiality), this Section 6.2 (Survival), Article 7 (General Provisions) and the indemnification provided for under Article 3 of Schedule A shall survive the expiration or other termination of this Agreement and shall remain in full force and effect.

ARTICLE 7

GENERAL PROVISIONS

7.1 Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein irrespective of the choice of Laws principles.

7.2 Notices

All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7.2):

if to GCILP:

c/o Osler, Hoskin & Harcourt LLP

1700 – 1055 West Hastings Street

Vancouver, British Columbia V6E 2E9

Attention: Emmanuel Pressman

with a copy to:

c/o Constellation Brands, Inc.

207 High Point Drive, Bldg. 100

Victor, New York 14564

Attention: General Counsel

and with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario M5X 1B8

Attention: Emmanuel Pressman

if to the Company:

1 Hershey Drive

Smiths Falls, Ontario K7A 0A8

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

LaBarge Weinstein LLP

515 Legget Drive, Suite 800

Ottawa, Ontario K2K 3G4

Attention: Deborah Weinstein

7.3 Expenses

Except as otherwise specifically provided in this Agreement, each Party shall bear any costs and expenses incurred in connection with exercising its rights and performing its obligations under this Agreement.

7.4 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

7.5 Entire Agreement

This Agreement (including the Schedules hereto), the Subscription Agreement (and any Ancillary Agreements as defined and delivered thereunder), the Commercialization Agreement and the Ancillary Agreements constitute the entire agreement of the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and undertakings, both written and oral, between or on behalf of the Parties with respect to the subject matter of this Agreement, including the confidential term sheet dated September 1, 2017 between Constellation Brands, Inc. and the Company and the mutual non-disclosure agreement between the Company and Constellation Brands, Inc. dated May 4, 2017.

7.6 Assignment; No Third-Party Beneficiaries

(a)	Any member of the GCILP Group (including, for greater certainty, GCILP) may assign this Agreement to any other member of the GCILP Group, including any member to whom Common Shares are transferred (whereupon such transferee shall be deemed to become a Holder in respect of such Common Shares), provided, however that such transferor must remain party hereto in respect of any Common Shares, as applicable, remaining held by it. Except as aforesaid, this Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party.

(b)	Except as provided in Article 3 of Schedule A with respect to indemnification, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.7 Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties. No waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by either Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

7.8 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

7.9 Rules of Construction

Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, and Schedule are references to the Articles, Sections, paragraphs, and Schedules to this Agreement unless otherwise specified; (c) the word “including” and words of similar import shall mean “including, without limitation,”; (d) provisions shall apply, when appropriate, to successive events and transactions; (e) the headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (f) a reference to a statute includes all regulations and rules made pursuant to the statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule; and (g) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

7.10 Currency

All references in this Agreement to “dollars” or “$” are expressed in Canadian currency, unless otherwise specifically indicated.

7.11 Further Assurances

Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties may reasonably require from time to time for the purpose of giving effect to the Transaction Agreements and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of the Transaction Agreements.

7.12 Public Disclosure

The Company shall provide prior notice to GCILP of any public disclosure that it proposes to make which includes the name of any member of the GCILP Group, together with a draft copy of such disclosure; provided that, except as required by Applicable Law, in no circumstance shall any public disclosure of the Company or any of its Affiliates include the name of any member of the

GCILP Group without GCILP’s prior written consent, in its sole discretion. The foregoing requirements shall not apply in respect of any public disclosure naming a member of the GCILP Group using language previously approved by GCILP in writing within the same fiscal year.

7.13 Counterparts

This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above.

GREENSTAR CANADA INVESTMENT
LIMITED PARTNERSHIP, by its general partner GREENSTAR CANADA
INVESTMENT CORPORATION

By:	(signed “Garth Hankinson”)
Name: Garth Hankinson
Title: Vice President

CANOPY GROWTH CORPORATION

By:	(signed “Bruce Linton”)
Name: Bruce Linton
Title: Chief Executive Officer

Investor Rights Agreement

SCHEDULE A

REGISTRATION RIGHTS

1. Definitions

For purposes of this Schedule A:

“bought deal” means a public offering of securities as described in the definition of “bought deal agreement” in Section 7.1 of National Instrument 44-101 – Short Form Prospectus Distributions;

“Demand Notice” has the meaning ascribed thereto in Section 2.1(a);

“Demand Registration” has the meaning ascribed thereto in Section 2.1(a);

“Distribution” means a distribution of Common Shares to the public by way of a Prospectus under Securities Laws in one or more of the Qualifying Provinces, excluding any distribution of Common Shares relating to: (a) employee benefit plans, equity incentive plans or dividend reinvestment plans; or (b) the acquisition or merger after the date hereof by the Company or any of its Subsidiaries of or with any other businesses;

“Holder’s Expenses” has the meaning ascribed thereto in Section 2.5; “Indemnified Party” has the meaning ascribed thereto in Section 3.4; “Indemnifying Party” has the meaning ascribed thereto in Section 3.4;

“Minimum Price” has the meaning ascribed thereto in Section 2.1(f);

“Piggy-Back Notice” has the meaning ascribed thereto in Section 2.2;

“Piggy-Back Registration” has the meaning ascribed thereto in Section 2.2;

“Prospectus” means a “prospectus”, as such term is used in National Instrument 41-101 – General Prospectus Requirements, including all amendments and supplements thereto;

“Qualifying Provinces” means, collectively, all of the Provinces of Canada except Québec;

“Registrable Securities” means: (a) any Common Shares held by the Holder; (b) any Common

Shares issuable upon the exercise, conversion or exchange of any of the Company’s securities, in each case, to the extent exercisable, convertible or exchangeable, held by the Holder, and (c) all Common Shares directly or indirectly issued or issuable with respect to the securities referred to in paragraphs (a) and (b) above by way of share dividend or share split or in connection with a share consolidation, recapitalization, merger, amalgamation, arrangement or other similar transaction with respect to the Common Shares;

“Securities Act” means the Securities Act (Ontario), and any successor to such statute, as it may, from time to time, be amended and in effect;

“Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Provinces;

“Shares” means the Common Shares and any other shares in the capital of the Company;

“underwriter” and all terms which are derivatives thereof shall be deemed to include “best efforts agent” and all terms which are derivatives thereof, as appropriate;

“Underwriters’ Cutback” has the meaning ascribed thereto in Section 2.3(a); and

“Valid Business Reason” has the meaning ascribed thereto in Section 2.1(c)(iii).

2. Registration Rights

2.1 Demand Registration Rights

(a)	During the term of this Agreement, at any time and from time to time from and after the date hereof, the Holder may, subject to the limitations of this Article 2, require the Company to file a Prospectus under applicable Securities Laws and take such other steps as may be necessary to facilitate a secondary offering in one or more of the Qualifying Provinces of all or any portion of the Registrable Securities held by the Holder (a “Demand Registration”), by giving written notice of such Demand Registration to the Company (the “Demand Notice”); provided, however, that, subject to Sections 2.3 and 2.4, if the Holder delivers a Demand Registration pursuant to this Section 2.1 to sell more than 33% of its Registrable Securities, then the Company shall, in its sole discretion, have the right to require the sale by the Holder of all of its Registrable Securities pursuant to such Demand Registration.

(b)	The Company shall, subject to the limitations of this Article 2 and applicable Securities Laws, use commercially reasonable efforts to as expeditiously as reasonably practicable, but in any event no more than 45 days after the Company’s receipt of the Demand Notice, prepare and file a preliminary Prospectus under applicable Securities Laws and promptly thereafter take such other steps as may be necessary in order to effect the Distribution in one or more of the Qualifying Provinces of all or any portion (as may be reduced pursuant to Section 2.3) of the Registrable Securities of the Holder requested to be included in such Demand Registration. The Parties shall cooperate in a timely manner in connection with any such Distribution and the procedures set forth in Section 2.6 shall apply to such Distribution.

(c)	The Company shall not be obliged to effect a Demand Registration:

(i)	within a period of three months after the date of completion of a previous Demand Registration;

(ii)	during a regularly scheduled black-out period in which insiders of the Company are restricted from trading in securities of the Company under the insider trading policy or any other applicable policy of the Company; or

(iii)	in the event the Board reasonably determines in its good faith judgment that either: (A) the effect of the filing of a Prospectus would impede the ability of the Company to consummate a pending or proposed material financing, acquisition, corporate reorganization, merger or other material transaction involving the Company or would have a material adverse effect on the business of the Company and its Subsidiaries (taken as a whole); or (B) there exists at the time material non-public information relating to the Company the disclosure of which would be detrimental to the Company (each of (A) and (B) being, a “Valid Business Reason”), then in either case, the Company’s obligations under this Section 2.1 shall be deferred for a period of not more than 90 days from the date of receipt of the Demand Notice; provided, however, that (i) the Company shall give written notice to the Holder: (x) of its determination to postpone filing of the Prospectus and, subject to compliance by the Company with applicable Securities Laws, of the facts giving rise to the Valid Business Reason and (y) of the time at which it determines the Valid Business Reason to no longer exist; and (ii) the Company shall not qualify any securities offered by the Company for its own account during such period,

[Proviso in respect of the Valid Business Reason redacted].

(d)	A Demand Notice shall:

(i)	specify the number of Registrable Securities that the Holder intends to offer and sell;

(ii)	express the intention of the Holder to offer or cause the offering of such Registrable Securities;

(iii)	describe the nature or methods of the proposed offer and sale thereof and the Qualifying Provinces in which such offer will be made;

(iv)	contain the undertaking of the Holder to provide all such information regarding its holdings and the proposed manner of distribution thereof as may be required in order to permit the Company to comply with all Securities Laws; and

(v)	specify whether such offer and sale will be made by an underwritten offering.

(e)	In the case of an underwritten public offering initiated pursuant to this Section 2.1, the Company shall have the right to select the managing underwriter or underwriters to effect the Distribution in connection with such Demand Registration, provided, however, that such selection shall also be satisfactory to the Holder, acting reasonably. The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Article 2.

(f)	The Company shall be entitled to include Common Shares which are not Registrable Securities in any Demand Registration. Notwithstanding the foregoing, if the managing underwriter or underwriters shall impose a limitation on the number or kind of securities which may be included in any such Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such offering exceeds the number of securities which can be sold in an orderly manner in such offering within a price range reasonably acceptable to the Holder (the “Minimum Price”), then the Holder shall be obligated to include in such Distribution such portion of the Common Shares that have been requested to be included in such Distribution as is determined in good faith by such managing underwriter or underwriters in the priority provided for in Section 2.3(a).

(g)	In the case of an underwritten Demand Registration, the Holder and its representatives may participate in the negotiation of the terms of any underwriting agreement. Such participation in, and the Company’s completion of, the underwritten Demand Registration is conditional upon each of the Holder and the Company agreeing that the terms of any underwriting agreement are satisfactory to it, in its reasonable discretion.

(h)	The Company shall not sell, offer to sell, announce any intention to sell, grant any option for the sale of, or otherwise dispose of any Shares or securities convertible into Shares other than pursuant to the Share Incentive Plan and any other Convertible Securities outstanding as of the date of this Agreement, or acquire securities of the Company, whether for its own account or for the account of another securityholder, from the date of a Demand Notice until the date of the closing of the sale of the Registrable Securities in accordance with a Demand Registration (unless the Holder withdraws its request for qualification of its Registrable Securities pursuant to such Demand Registration in accordance with Section 2.4(a)).

2.2 Piggy-Back Registration Rights

During the term of this Agreement, if, at any time and from time to time from and after the date hereof, the Company proposes to make a Distribution for its own account, the Company shall, at that time, promptly give the Holder written notice (the “Piggy-Back Notice”) of the proposed Distribution. Upon the written request of the Holder to the Company given within five Business Days after receipt of the Piggy-Back Notice that the Holder wishes to include a specified number of the Registrable Securities in the Distribution, the Company shall cause the Registrable Securities requested to be qualified by the Holder to be included in the Distribution (a “Piggy-Back Registration”), and the procedures set forth in Section 2.6 shall apply. Subject to Sections 2.3 and 2.4, if the Holder exercises its right pursuant to this Section 2.2 to sell more than 33% of its Registrable Securities, then the Company shall, in its sole discretion, have the right to require the sale by the Holder of all of its Registrable Securities pursuant to such Piggy-Back Registration.

2.3 Underwriters’ Cutback

(a)	If, in connection with a Demand Registration or a Piggy-Back Registration, the managing underwriter or underwriters shall impose a limitation on the number or kind of securities which may be included in any such Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such offering exceeds the number of securities which can be sold in an orderly manner in such offering within the Minimum Price (an “Underwriters’ Cutback”), then the Company shall be obligated to include in such Distribution such securities as is determined in good faith by such managing underwriter or underwriters in the following priority:

(i)	first, such Registrable Securities requested to be qualified by the Holder; and

(ii)	second, if there are any additional securities that may be underwritten at no less than the Minimum Price after allowing for the inclusion of all of the Registrable Securities required under (i) above, such additional securities offered by the Company for its own account, provided that, if any additional securities requested to be qualified by the Company are not otherwise included in the Distribution, such additional securities that are not so included will be included in an over-allotment option which will be granted to the underwriters in connection with such Distribution for such amount of additional securities requested to be qualified by the Company that were not otherwise included in such Distribution.

2.4 Withdrawal of Registrable Securities

(a)	The Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Demand Registration or Piggy-Back Registration pursuant to Section 2.1 or Section 2.2 by giving written notice to the Company of its request to withdraw; provided, however, that:

(i)	such request shall be made in writing prior to the execution of the enforceable bought deal letter or underwriting agreement with respect to such Distribution; and

(ii)	such withdrawal shall be irrevocable and, after making such withdrawal, the Holder shall no longer have any right to include its Registrable Securities in the Distribution pertaining to which such withdrawal was made.

(b)	Provided that the Holder withdraws all of its Registrable Securities from a Demand Registration or a Piggy-Back Registration in accordance with Section 2.4(a) prior to the filing of a preliminary Prospectus, the Holder shall be deemed to not have participated in or requested such Demand Registration or a Piggy-Back Registration, as applicable.

(c)	Notwithstanding Section 2.4(a)(i), if the Holder withdraws its request for inclusion of its Registrable Securities from a Demand Registration or Piggy-Back Registration at any time after having learned of a material adverse change in the condition, business or prospects of the Company, the Holder shall not be deemed to have participated in or requested such Demand Registration or Piggy- Back Registration.

(d)	Notwithstanding the foregoing, if the Company postpones the filing of a Prospectus pursuant to Section 2.1(c)(iii) and if the Holder, at any time prior to receiving written notice that the Valid Business Reason for such postponement no longer exists, advises the Company in writing that it has determined to withdraw its request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request shall be deemed not to have been made for purposes of determining whether the Holder exercised its right to a Demand Registration.

2.5 Expenses

All expenses (other than (a) fees and disbursements of legal counsel to the Holder; and (b) underwriters’ discounts and commissions, if any, which shall be borne by the Holder (the “Holder’s Expenses”)), incurred in connection with a Demand Registration or Piggy-Back Registration pursuant to Section 2.1 or Section 2.2, as applicable, including, (i) Securities Regulators, Canadian stock exchange registration listing and filing fees relating to the Registrable Securities, (ii) fees and expenses of compliance with Securities Laws, (iii) printing and copying expenses, (iv) messenger and delivery expenses, (v) expenses incurred in connection with any road show and marketing activities, (vi) fees and disbursements of counsel to the Company, (vii) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “comfort” letter) and fees and expenses of any other special experts retained by the Company, (viii) translation expenses, and (ix) any other fees and disbursements of underwriters customarily paid by issuers or sellers of securities (but excluding the Holder’s Expenses), shall be borne by the Company; provided, however, that the Holder shall be required to reimburse the Company for any reasonable out-of-pocket expenses incurred by the Company in connection with a Demand Registration if the Demand Registration is subsequently withdrawn at the request of the Holder, unless the Holder withdraws such request after having learned of a material adverse change in the condition, business or prospects of the Company which is unknown to the Holder at the time of its request for a Demand Registration.

2.6 Registration Procedures

(a)	In connection with the Demand Registration and Piggy-Back Registration obligations pursuant to Sections 2.1 and 2.2, the Company shall use commercially reasonable efforts to effect the qualification for the offer and sale or other disposition or Distribution of Registrable Securities of the Holder in one or more of the Qualifying Provinces as directed by the Holder, and in furtherance thereof, the Company shall as expeditiously as possible:

(i)	but in any event within 45 days after the Company’s receipt of the Demand Notice, prepare and file in the English language with the Securities Regulators a preliminary Prospectus and, promptly thereafter, a final Prospectus under and in compliance with the applicable Securities Laws, relating to the applicable Demand Registration or Piggy-Back Registration, including all exhibits, financial statements and such other related documents required by the Securities Regulators to be filed therewith, and use its commercially reasonable efforts to cause such Prospectus to be receipted; and the Company shall furnish to the Holder and the managing underwriters or underwriters, if any, copies of such preliminary Prospectus and final Prospectus and any amendments or supplements in the form filed with the Securities Regulators, promptly after the filing of such preliminary Prospectus and final Prospectus, amendments or supplements;

(ii)	prepare and file with the Securities Regulators such amendments and supplements to the preliminary Prospectus and final Prospectus as may be necessary to complete the Distribution of all such Registrable Securities and as required under the Securities Act or under any applicable provisions of Securities Laws;

(iii)	notify the Holder and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Company: (A) when the preliminary Prospectus and final Prospectus or any amendment thereto has been filed or been receipted, and furnish to the Holder and managing underwriter or underwriters, if any, copies thereof, (B) of any request by the Securities Regulators for amendments to the preliminary Prospectus or the final Prospectus or for additional information; (C) of the issuance by the Securities Regulators of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any preliminary Prospectus or final Prospectus or the initiation or threatening of any proceedings for such purposes; and (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(iv)	promptly notify the Holder and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the preliminary Prospectus or final Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the preliminary Prospectus or final Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or final Prospectus was delivered not misleading, fails to constitute full, true and plain disclosure of all material facts regarding the Registrable Securities when such preliminary Prospectus or final Prospectus was delivered or if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus or the final Prospectus in order to comply with Securities Laws and, in either case, as promptly as practicable, prepare and file with the Securities Regulators, and furnish to the Holder and the managing underwriter or underwriters, if any, a supplement or amendment to such preliminary Prospectus or final Prospectus which shall correct such statement or omission or effect such compliance;

(v)	use commercially reasonable efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Company or affecting the securities of the Company suspending the use of any preliminary Prospectus or final Prospectus or suspending the qualification of any Registrable Securities covered by such Prospectus, or the initiation or the threatening of any proceedings for such purposes;

(vi)	furnish to the Holder and each underwriter or underwriters, if any, without charge, one executed copy and as many conformed copies as they may reasonably request, of the preliminary Prospectus and final Prospectus, including financial statements and schedules and all documents incorporated therein by reference, and provide the Holder and its counsel with a reasonable opportunity to review and provide comments to the Company on the preliminary Prospectus and final Prospectus;

(vii)	deliver to the Holder and the underwriter or underwriters, if any, without charge, as many commercial copies of the preliminary Prospectus and the final Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Company consents to the use of the preliminary Prospectus and the final Prospectus or any amendment or supplement thereto by the Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the preliminary Prospectus and the final Prospectus or any amendment or supplement thereto) and such other documents as the Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

(viii)	on or prior to the date on which a receipt is issued for the preliminary Prospectus or final Prospectus by the applicable Securities Regulators, use commercially reasonable efforts to qualify, and cooperate with the Holder, the managing underwriter or underwriters, if any, and their respective counsel in connection with the qualification of, such Registrable Securities for offer and sale under the Securities Laws of each of the Qualifying Provinces, as applicable, as any such Person or underwriter reasonably requests in writing, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(ix)	in connection with any underwritten offering enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article 3, but in any event, which agreements shall contain provisions for the indemnification by the underwriter or underwriters in favour of the Company with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus included in reliance upon and in conformity with written information furnished to the Company by any underwriter in writing;

(x)	as promptly as practicable after filing with the Securities Regulators any document which is incorporated by reference into the preliminary Prospectus or final Prospectus, provide copies of such document to the Holder and its counsel and to the managing underwriters or underwriters, if any;

(xi)	file, and to not withdraw, a notice declaring its intention to be qualified to file a short form prospectus as soon as permitted by applicable Securities Laws;

(xii)	use its commercially reasonable efforts to obtain a customary legal opinion, in the form and substance as is customarily given by external company counsel in securities offerings, addressed to the Holder and the underwriters, if any, and such other Persons as the underwriting agreement may reasonably specify, and a customary “comfort letter” from the Company’s auditor and/or the auditors of any financial statements included or incorporated by reference in a preliminary Prospectus or final Prospectus;

(xiii)	furnish to the Holder and the managing underwriter or underwriters, if any, and such other Persons as the Holder may reasonably specify, such corporate certificates, satisfactory to the Holder acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holder may reasonably request;

(xiv)	provide and cause to be maintained a transfer agent and registrar for such Common Shares not later than the date a receipt is issued for the final Prospectus by the applicable Securities Regulators and use its best efforts to cause all Common Shares covered by such Final Prospectus to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

(xv)	participate in such marketing efforts as the Holder or managing underwriter or underwriters, if any, determine are reasonably necessary, such as “roadshows”, institutional investor meetings and similar events; and

(xvi)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Holder under the Agreement.

(b)	The Company may require the Holder to furnish to the Company such information regarding the Distribution of such Registrable Securities and such other information relating to the Holder and its beneficial ownership of Common Shares as the Company may from time to time reasonably request in writing in order to comply with applicable Securities Laws in each jurisdiction in which a Demand Registration or Piggy-Back Registration is to be effected. The Holder agrees to furnish such information to the Company and to cooperate with the Company as necessary to enable the Company to comply with the provisions of the Agreement and applicable Securities Laws. The Holder shall promptly notify the Company when the Holder becomes aware of the happening of any event (insofar as it relates to the Holder or information provided by the Holder in writing for inclusion in the applicable preliminary Prospectus or final Prospectus) as a result of which the preliminary Prospectus or Final Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the preliminary Prospectus or final Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or final Prospectus was delivered not misleading or, if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus or the final Prospectus in order to comply with Securities Laws. In addition, the Holder shall, if required under applicable Securities Laws, execute any certificate forming part of a preliminary Prospectus or a final Prospectus to be filed with the applicable Securities Regulators.

(c)	In connection with any underwritten offering in connection with a Demand Registration or a Piggy-Back Registration, the Holder shall enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Holder and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article 3, but in any event, which agreements shall contain provisions for the indemnification by the underwriter or underwriters in favour of the Holder with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus included in reliance upon and in conformity with written information furnished to the Company by the underwriter in writing.

3. Due Diligence; Investigation

3.1 Preparation; Reasonable Investigation

In connection with the preparation and filing of any Prospectus in connection with a Demand Registration or Piggy-Back Registration as herein contemplated, the Company shall give the Holder, the underwriter or underwriters of such Distribution, if any, and their respective counsel, auditors and other representatives, the opportunity to fully participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material furnished to the Company in writing, which in the reasonable judgment of the Company and its counsel should be included, and shall give each of them such reasonable and customary access to the Company’s books and records and such reasonable and customary opportunity to discuss the business of the Company with its officers and auditors, and to conduct all reasonable and customary due diligence which the Holder and the underwriters or underwriter, if any, and their respective counsel may reasonably require in order to conduct a reasonable investigation in order to enable such underwriters to execute any certificate required to be executed by them in Canada for inclusion in such documents, provided that the Holder and the underwriters agree to maintain the confidentiality of such information.

3.2 Indemnification by the Company

In connection with any Demand Registration and/or Piggy-Back Registration, the Company shall indemnify and hold harmless the Holder and its Affiliates and each of their respective directors, officers, employees and agents, shareholders, limited partners and underwriters, from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment or supplement thereto, including all documents incorporated therein by reference, or any omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or as incurred, arising out of or based upon any failure to comply with applicable Securities Laws (other than any failure to comply with applicable Securities Laws by the Holder or underwriter); provided that the Holder shall not be liable under this Section 3.2 for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 3.2, in respect of the Holder shall not apply to any loss, liability, claim, damage or expense to the extent incurred, arising out of or based upon any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Holder or underwriter for use in the Prospectus. Any amounts advanced by the Company to an Indemnified Party pursuant to this Section 3.2 as a result of such losses shall be returned to the Company if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Company.

3.3 Indemnification by the Holder

(a)

In connection with any Demand Registration and/or Piggy-Back Registration, the Holder shall indemnify and hold harmless the Company and each of its directors, officers, employees, agents and shareholders from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based on any untrue statement or omission of a material fact, or alleged untrue statement or omission of a material fact, made or required to be made in the Prospectus, as applicable, included in reliance upon and in conformity with written information furnished to the Company by the Holder for use in the Prospectus or as incurred, arising out of or based upon any failure to comply with applicable Securities Laws (other than any failure to comply with applicable Securities Laws by the Company), including, for greater certainty, for any amounts paid pursuant to Section 3.2; provided that the Holder shall not be liable under this Section 3.3(a) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 3.3(a) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission contained in any Prospectus relating to a Demand Registration and/or Piggy Back Registration if the Company or any underwriter failed to send or deliver a copy of the Prospectus to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Prospectus corrected such untrue statement or omission. Any amounts advanced by the Holder to an Indemnified Party pursuant to this Section 3.3(a) as a result of such losses shall be returned to the Holder if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Holder.

(b)	Notwithstanding any provision of this Agreement or any other agreement, in connection with any Demand Registration or any Piggy-Back Registration, in no event shall the Holder be liable for indemnification or contribution hereunder for an amount greater than the lesser of: (i) the net sales proceeds actually received by the Holder; and (ii) the Holder’s proportionate share of any such liability based on the net sales proceeds actually received by the Holder and the aggregate net sales proceeds of the Distribution, except in the case of fraud or wilful misconduct by the Holder.

3.4 Defence of the Action by the Indemnifying Parties

Each party entitled to indemnification under this Article 3 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Article 3 except to the extent of the damage or prejudice suffered by such delay in notification. The Indemnifying Party shall assume the defence of such action, including the employment of counsel to be chosen by the Indemnifying Party to the reasonable satisfaction of the Indemnified Party, and the payment of expenses. The Indemnified Party shall have the right to employ its own counsel in any such case, but the legal fees and expenses of such counsel shall be at the expense of the Indemnified Party, unless the employment of such counsel is authorized in writing by the Indemnifying Party in connection with the defence of such action, or the Indemnifying Party shall not have employed counsel to take charge of the defence of such action or the Indemnified Party reasonably concludes, based on the opinion of counsel, that there may be defences available to it or them which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defence of such action on behalf of the Indemnified Party), in any of which events the reasonable fees and expenses shall be borne by the Indemnifying Party, provided, further, that in no event shall the Indemnifying Party be required to pay the expenses of more than one law firm as counsel for all Indemnified Parties pursuant to this sentence. No Indemnifying Party, in the defence of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

3.5 Contribution

If the indemnification provided for in Section 3.2 or Section 3.3, as applicable, is unavailable to a party that would have been an Indemnified Party under Section 3.2 or Section 3.3, as applicable, in respect of any losses, liabilities, claims, damages and expenses referred to herein, then each party that would have been an Indemnifying Party hereunder shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, liabilities, claims, damages and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other hand in connection with the statement or omission which resulted in such losses, liabilities, claims, damages and expenses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, no Person guilty of misrepresentation within the meaning of applicable Securities Laws shall be entitled to contribution from any Person who was not guilty of misrepresentation. The amount paid or payable by a party under this Section 3.5 as a result of the losses, liabilities, claims, damages and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and the Holder agree that it would not be just and equitable if contribution pursuant to this Section 3.5 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 3.5.

3.6 Holder is Trustee

The Company hereby acknowledges and agrees that, with respect to this Article 3, the Holder is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Article 3. In this regard, the Holder shall act as trustee for such Indemnified Parties of the covenants of the Company under this Article 3 with respect to such Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Indemnified Parties.

3.7 Company is Trustee

The Holder hereby acknowledges and agrees that, with respect to this Article 3, the Company is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Article 3. In this regard, the Company shall act as trustee for such Indemnified Parties of the covenants of the Holders under this Article 3 with respect to such Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Indemnified Parties.

3.8 Delay of Registration

The Holder shall have no right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Schedule A.

4. Limitations on Subsequent Registration Rights

The Company shall not, without the prior written consent of the Holder, enter into any agreement with any holder or prospective holder of the Company’s securities that grants such holder or prospective holder rights to include securities of the Company in any Prospectus under applicable Securities Laws, unless: (a) such rights are either pro rata with, or subordinated to, the rights granted to the Holder under this Agreement on terms reasonably satisfactory to the Holder; and (b) the Holder maintains its first priority right in connection with an Underwriters’ Cutback as contemplated by Section 2.3(a).

SCHEDULE B

COMPLIANCE CERTIFICATE

To:	Greenstar Canada Investment Limited Partnership (“GCILP”)

Ladies and Gentlemen:

Reference is made to that certain Investor Rights Agreement dated November 2, 2017 (as amended, restated, extended, supplemented or otherwise modified in writing, the “Agreement”), by and between GCILP and Canopy Growth Corporation (the “Company”).

The undersigned responsible officer hereby certifies as of the date hereof that he/she is the 🌑 of the Company, and that, as such, he/she is authorized to execute and deliver this Compliance Certificate to GCILP on behalf of the Company, and that:

1.	The Company is in compliance:

(i)	in all material respects, with all laws and regulations applicable to the Company’s business, affairs and operations anywhere in the world (other than the United States), including, to the extent applicable, the Controlled Drugs and Substances Act (Canada), those laws and regulations prescribed by and in respect of the Access to Cannabis for Medical Purposes Regulations issued under the Controlled Drugs and Substances Act (Canada), Bill C-45 “An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts”, as amended from time to time and as the same may come into force, and, including for greater certainty, the rules of the TSX and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities; and

(ii)	in all respects, with all laws and regulations applicable to the Company’s business, affairs and operations in the United States, including, to the extent applicable, the Controlled Substances Act of the United States, 21 U.S.C. § 801 et seq, and, including for greater certainty, the rules of the TSX and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities.

2.	The Company is in compliance with its internal compliance programs in all material respects. Such internal compliance programs have been periodically reviewed and updated to account for any changes in the laws and regulations applicable to the business, affairs and operations of the Company. In addition, the Company has provided any and all internally prepared or third-party consultant prepared audit reports related to a review of the effectiveness of the Company’s compliance program and processes and controls related to thereto.

3.	The Company has not received any communication from any regulator, governmental entity or other agency since the date of the last Compliance Certificate. If the Company has received any communication from any regulator, governmental entity or other agency, it has notified GCILP and provided written copies of all such correspondence and any responses by the Company thereto.

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4.	The Company has performed and observed each covenant and condition of the Agreement, applicable to it, and, since the date of the last Compliance Certificate has not been in and is not currently in breach of any such covenant or condition.

IN WITNESS WHEREOF, the undersigned has executed this Compliance Certificate as of, 🌑 20 🌑.

CANOPY GROWTH CORPORATION

By:
Name:
Title:

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SCHEDULE C

[Provisions respecting certain confidential permitted activities redacted].

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